GREENBELT RESOURCES CORPORATION

3500 Dry Creek Road, Unit 6

Paso Robles, CA 93446

(310) 567-4844

October 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood

Re:	Greenbelt Resources Corporation
Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-10599

Ms. Haywood:

Greenbelt Resources Corporation (the “Company”) hereby respectfully requests that the Company’s offering statement on Form 1-A (File No. 024-10599), and all exhibits filed therewith (the “Offering Statement”), be withdrawn effective immediately pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s request is based on the fact that the Company has decided not to proceed with the offering at this time. The Offering Statement was never qualified by the Securities and Exchange Commission, no securities of the Company were sold in connection with the offering, and the Offering Statement is not the subject of a proceeding under Rule 258 promulgated under the Securities Act.

Very truly yours,

GREENBELT RESOURCES CORPORATION

By:	/s/ Darren Eng
Darren Eng
Chief Executive Officer